Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

March 27, 2024

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: File Nos.: Series:	Lincoln Variable Insurance Products Trust (the “Registrant”) 033-70742 and 811-08090 All Series of the Registrant (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on March 26, 2024, to the Registrant’s preliminary proxy statement filing on March 18, 2024, pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”).

The following are your comments and the Registrant’s responses.

1)	Please provide the total cost of the proxy in both the “Frequently Asked Questions” and “Voting Instructions” sections of the Proxy Statement.

The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

1